TRANSGLOBE ENERGY CORPORATION PROVIDES MID-QUARTER UPDATE FOR
Q2 2008 AND ANNOUNCES PRESENTATION AT CAPP SYMPOSIUM

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, June 16, 2008 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide a mid-quarter production and operations update for the second quarter of 2008. All dollar values are expressed in United States dollars unless otherwise stated.

PRODUCTION UPDATE

Total Company production averaged 7,260 barrels of oil per day (Bopd) during the month of May. Following the closing of the sale of the Canadian assets on April 30, the Company’s production now consists 100% of oil, produced in the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). The Company-operated West Gharib Concession in Egypt represented 47% of the Company’s May production or 3,380 Bopd. Production from TransGlobe’s Yemen assets averaged 3,880 Bopd during May, representing 53% of the Company’s production.

OPERATIONS UPDATE

Egypt

  Drilled a potential oil well at South Rahmi, currently being completed.
  Currently drilling a water injection well at Hoshia for pressure maintenance/water flood.
  The drilling rig is scheduled to move to Hana for a deep exploration/appraisal test in the next week. This will be followed by several Hana development/appraisal wells.
  A new 1,200 HP drilling rig arrived in Egypt from China on June 12. This rig will be moved to a drilling location in the Arta field for assembly, inspection and testing. It is expected that the rig will be fully operational and commence drilling in early July.
  The new drilling rig is contracted for two years with extension provisions.
  Completed seismic test lines to provide design parameters for a planned 300+ km2 3-D seismic acquisition program scheduled to commence in August/September.

Yemen

  Block 32: scheduled to commence a two-well drilling program in late June. The first well is targeting a Qishn exploration prospect east of Tasour to be followed by a development appraisal well at Godah (Godah #10).
  Block 72: the new 3-D seismic program is being processed and interpreted. The first of two planned exploration wells is scheduled to commence drilling in August. The first well will target a Qishn prospect mapped on the new south-eastern portion of the 3-D seismic data. The second well is scheduled for the 4th Quarter.

Presentation at CAPP Oil & Gas Investment Symposium

TransGlobe also announces that Mr. Ross G. Clarkson, President and Chief Executive Officer, will make a presentation on the Company at the Canadian Association of Petroleum Producers’ Investment Symposium in Calgary, Alberta on Tuesday, June 17, 2008 at 11:40 AM Mountain Time (1:40 PM Eastern Time). A link to the webcast of Mr. Clarkson’s presentation will be provided on the home page of TransGlobe’s Web site at www.trans-globe.com on June 17. Investors may also register directly for the live webcast at http://events.onlinebroadcasting.com/capp/061608/index.php?page=launch.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unkn own risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently unc ertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, product ion or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site:	http://www.trans-globe.com
E-mail:	anne-marieb@trans-globe.com